Exhibit 99.2

Summary of Consolidated Financial Results

For the Year Ended March 31, 2014

[Japanese GAAP]

May 14, 2014

Company name:	UBIC, Inc.

Stock Exchange Listing:	Tokyo Stock Exchange
Stock code:	2158
URL:	http://www.ubic.co.jp/
Representative:	Masahiro Morimoto, CEO and President
Contact:	Masami Yaguchi, Chief Financial Officer and Chief Administrative Officer
Tel:	+81-3-5463-6344
Scheduled date of Ordinary General Meeting of Shareholders:	June 24, 2014
Scheduled date of commencement of dividend payment:	—
Scheduled date of filing Annual Securities Report:	June 27, 2014
Supplementary materials for financial results:	Yes
Financial results briefing:	Yes (for institutional investors and analysts)

(Amounts of less than one million yen are rounded down to the nearest million yen)

1.   Consolidated Financial Results for the Year Ended March 31, 2014 (from April 1, 2013 to March 31, 2014)

(1)     Consolidated results of operations

(Percentage figures represent year-on-year changes)

	Net sales		Operating income		Ordinary income		Net income
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
Years ended
March 31, 2014	4,171	(10.8)	(598)	—	(629)	—	(604)	—
March 31, 2013	4,679	(8.8)	920	(59.6)	872	(61.8)	500	—

Note: Comprehensive income
Year ended March 31, 2014	¥ (581) million [(210.5%)]
Year ended March 31, 2013	¥526 million [(60.9%)]

	Net income per share (basic)	Net income per share (diluted)	Return on equity	Ratio of ordinary income to total assets	Ratio of operating income to net sales
	Yen	Yen	%	%	%
Years ended
March 31, 2014	(17.74)	—	(18.9)	(13.1)	(14.3)
March 31, 2013	15.84	15.64	17.7	18.1	19.7

Reference: Equity in earnings of affiliates
Year ended March 31, 2014	¥— million
Year ended March 31, 2013	¥— million

(2)     Consolidated financial position

	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
As of
March 31, 2014	4,888	3,533	67.8	96.34
March 31, 2013	4,755	3,195	64.7	96.35

Reference: Equity
As of March 31, 2014	¥3,315 million
As of March 31, 2013	¥3,076 million

(3)     Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at the end of year
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Years ended
March 31, 2014	24	(653)	769	1,378
March 31, 2013	124	(1,139)	(282)	1,195

2.   Dividends

	Dividend per share							Ratio of dividends to
	End of first quarter	End of second quarter	End of third quarter	End of year	Total	Total dividends	Payout ratio (consolidated)	net assets (consolidated)
	Yen	Yen	Yen	Yen	Yen	Millions of yen	%	%
Years ended
March 31, 2013	—	0.00	—	50.00	50.00	159	31.9	5.5
March 31, 2014	—	0.00	—	0.00	0.00	0
Year ending
March 31, 2015	—	0.00	—	3.00	3.00		18.0
(Forecast)

3.   Consolidated Forecasts for the Year Ending March 31, 2015 (from April 1, 2014 to March 31, 2015)

(Percentages represent year-on-year changes)

	Net sales		Operating income		Ordinary income		Net income		Net income per share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
For the year
ending
March 31, 2015	6,000	43.8	710	—	610	—	570	—	16.74

4.   Others

(1)     Changes in important subsidiaries during the current year (changes in the scope of consolidation): None

(2)     Changes in accounting policies, changes in accounting estimates and revisions restated

1)   Changes associated with the revision of accounting standards: None

2)   Changes in accounting policies other than the above: None

3)   Changes in accounting estimates: None

4)   Revisions restated: None

(3)     Number of issued and outstanding shares (common stock)

1)   Number of issued and outstanding shares at the year-end (including treasury stock)

As of March 31, 2014:                                                                                                 34,411,360 shares

As of March 31, 2013:                                                                                                 31,931,360 shares

2)   Number of treasury stock at the year-end

As of March 31, 2014:                                                                                                 630 shares

As of March 31, 2013:                                                                                                 560 shares

3)   Average number of issued and outstanding shares during the year

Year ended March 31, 2014:                                                                34,057,963 shares

Year ended March 31, 2013:                                                                31,584,220 shares

The Company effected ten-for-one splits of its shares of common stock as of April 1, 2014. For the purpose of calculating the number of issued and outstanding shares (common stock), these stock splits are assumed to have occurred at the beginning of the previous year. The number of issued and outstanding shares (common stock) before stock split was 3,441,136 shares.

<Reference> Summary of Non-Consolidated Financial Results

1.   Non-Consolidated Financial Results for the Year Ended March 31, 2014
(from April 1, 2013 to March 31, 2014)

(1)     Non-consolidated results of operations

(Percentages represent year-on-year changes)

	Net sales		Operating income		Ordinary income		Net income
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
Years ended
March 31, 2014	2,665	(26.8)	(405)	—	(597)	—	(603)	—
March 31, 2013	3,642	(21.2)	886	(59.6)	802	(63.8)	484	(62.0)

	Net income per share (basic)	Net income per share (diluted)
	Yen	Yen
Years ended
March 31, 2014	(17.71)	—
March 31, 2013	15.32	14.88

(2)     Non-consolidated financial position

	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
As of
March 31, 2014	4,756	3,419	67.8	93.65
March 31, 2013	4,522	3,100	66.2	93.91

Reference: Equity
As of March 31, 2014	¥3,222 million
As of March 31, 2013	¥2,998 million

2.   Non-Consolidated Forecasts for the Year Ending March 31, 2015 (from April 1, 2014 to March 31, 2015)

(Percentages represent year-on-year changes)

	Net sales		Ordinary income		Net income		Net income per share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
For the year ending
March 31, 2015	3,880	45.4	210	—	190	—	5.58

•        Status of audit procedures

•       This consolidated financial summary falls outside the scope of audit requirements of the Financial Instruments and Exchange Act. The audit procedures for the financial statements based on the stipulations of said Act were not completed at the time this consolidated financial summary was disclosed.

•        Explanations concerning the appropriate use of the forecasts for results of operations and other special matters

•       The forecasts for results of operations in this report are based on information currently available to the Company and assumptions determined to be reasonable, and are not intended to assure achievement of the Company’s operations. Actual results may differ significantly from the forecasts due to various factors. For further details of the assumptions and other factors considered by the Company in preparing the above forecasts, refer to “1. Analysis of Operating Results and Financial Position (1) Analysis of operating results” in attachment on page 2.

•       The Company effected ten-for-one splits of its shares of common stock as of April 1, 2014. For the purpose of calculating basic and diluted net income per share and net asset per share, these stock splits are assumed to have occurred at the beginning of the previous year. Accordingly, a year-end dividend and net income per share for the year ending March 31, 2015 (forecast) are calculated based on the number of shares after the stock split.

Table of Contents of Attachment

1.	Analysis of Operating Results and Financial Position		2
	(1)	Analysis of operating results	2
	(2)	Analysis of financial position	3
	(3)	Basic policy for profit distribution and dividends in the current and next years	4
	(4)	Business risks	5
2.	Corporate Group		7
3.	Management Policies		8
	(1)	Basic corporate management policy	8
	(2)	Target management index	8
	(3)	Medium- to long-term management strategies	8
	(4)	Tasks to be undertaken by the management	9
	(5)	Other important management items	10
4.	Consolidated Financial Statements		11
	(1)	Consolidated balance sheets	11
	(2)	Consolidated statements of income and consolidated statements of comprehensive income	13
	(3)	Consolidated statements of changes in net assets	15
	(4)	Consolidated statements of cash flows	17
	(5)	Going concern assumptions	18
	(6)	Significant matters for the preparation of consolidated financial statements	18
		Notes to the consolidated balance sheets	20
		Notes to the consolidated statements of income	21
		Notes to the consolidated statements of comprehensive income	21
		Notes to the consolidated statements of changes in net assets	21
		Notes to the consolidated statements of cash flows	24
		Segment information	24
		Per share information	29
		Significant subsequent events	30

1.          Analysis of Operating Results and Financial Position

(1)     Analysis of operating results

In the year ended March 31, 2014, widening disparity was seen in the global economy; the economy in the United States and Europe grew due to loosening of budgetary constraints; whereas the economic growth in the emerging countries decelerated as a result of stringency in the monetary condition. Although the Japanese yen has remained stably weak under the economic policy of Abe administration and the monetary policy led by the Bank of Japan, the outlook of the Japanese economy still remained uncertain due to adverse effects of the consumption tax hike in April 2014.

The market environment of “eDiscovery” (evidence discovery), the main service line of UBIC group (the “Group”), showed steady growth in Japan, Korea and Taiwan, where global enterprises have been involved in litigations in the United States for various areas, including patent, intellectual property, product safety, price cartel, and foreign corrupt practices. In addition, those enterprises are required to manage a more increasing electronic data than ever. On the other hand, discovery-related costs for Asian enterprises tend to remain higher compared with those for the United States and European enterprises. One of the major reasons is that Asian enterprises are under significant influence of U.S. law firms in selecting a discovery vendor. Hence, in many cases, our Group is precluded from the vendor selection process despite our competence in quality, cost benefit and data security. To break through such barrier, the Group got listed on the National Association of Securities Dealers Automated Quotation (NASDAQ) Global Market on May 16, 2013, for the first time in 14 years as a Japanese company to increase our credibility and brand image in the United States, which was upgraded to the NASDAQ Global Select Market seven months later. Since the listing ceremony on the NASDAQ in August 2013, the Group has gained recognition as a leading company in the “information analysis industry” with increasing exposures through TV programs, major newspapers, magazines and other media in Japan. Continuing its joint marketing activities with the U.S. law firms, the Group participated in the LegalTech New York, one of the world’s largest legal technology exhibitions, two years in a row as the only Japanese company, where the Group introduced the new function of “Lit i View.” All such activities and effort contributed to the Group for being recognized by many customers and law firms as a highly acclaimed company with technological competence and for successfully gaining its visibility. However, such increased visibility did not contribute to a significant increase in revenue and profit in the year ended March 31, 2014. Thus, to meet the challenge, the Group will pursue full-scale marketing activities in the years to come.

Meanwhile, the Group advocated the unique concept of “Behavior Informatics,” which was built on experiences and achievements through the litigation support business since the founding of the Group, and successfully developed “Virtual Data Scientist” equipped with an artificial intelligence with human behavior patterns. In April 2014, the Group launched a new service called “Lit i View EMAIL AUDITOR” (hereinafter referred to as “EMAIL AUDITOR”), which is the world’s new email audit product utilizing the artificial intelligence technology. With the Group’s unique technology “Behavior Informatics,” the Group started exploring and building up results in various fields on top of litigation and forensic fields.

The number of reviews utilizing our “predictive coding,” a computer technology developed in 2013 that makes automated decisions based on human behavior study, increased from the previous year. The technology was highly evaluated by Asian enterprises and law firms not only for its proven Asian language analytical capabilities but also for its outstanding processing speed as well as its cost efficiency. At the same time, in order to enhance efficiency, the Group merged outside review centers to the new “Discovery Operations Center” renovated exclusively for eDiscovery within the headquarters. Designed and equipped to be accessible by any location around the world (Tokyo, Redwood City, New York, Seoul and Taipei) on a real-time, 24/7 basis, the Discovery Operation Center is capable of providing services with high speed and the highest standard of quality.

The following are the details of sales by business segment of the Group for the current year:

1)  eDiscovery

Services offered in this segment are eDiscovery services and eDiscovery solutions.

Net sales from eDiscovery services were 1,625 million yen, which decreased 42.8% from the previous year due to postponement of discovery operations for cartel and intellectual property-related projects and cancellation of projects because of legal settlements by the Group’s clients. Net sales from eDiscovery solutions were 2,144 million yen, a 38.0% increase compared to the previous year mainly attributable to a significant increase in sales to Korean enterprises.

Overall, net sales in this segment were 3,769 million yen, a 14.3% decrease compared to the previous year.

2)  Legal and compliance professional services (LCPS)

Four services offered in this segment are compliance support, forensic service, distribution and support of forensic tool, and forensic training services.

Net sales from compliance support were 8 million yen, which decreased 48.3% from the previous year due to a decrease in the number of projects.

Net sales from forensic services were 240 million yen, which increased 27.6% from the previous year due to increasing number of projects for credit card-related investigation services as well as winning of large-scale projects.

Net sales from forensic tool distribution and support were 62 million yen, a 135.3% increase from the previous year. This was due to an increase in the sales from maintenance services provided to investigating authorities related to hardware for electronic evidence retention, analysis software, and forensic tools. Further, the increase was attributable to a launch of forensic software called “Lit i View XAMINER” (hereinafter referred to as “XAMINER”) equipped with the Group’s internally developed artificial intelligence technology.

Net sales from forensic training services were 28 million yen, which decreased 28.9% from the previous year as a result of a decrease in training services provided to enterprise clients compared to the previous year.

Overall, net sales in this segment were 341 million yen, a 25.0% increase compared to the previous year.

3)  Others

Net sales in others were 60 million yen, a 722.1% increase compared to the previous year due to expansion of intellectual property support business.

As a result, net sales for the year ended March 31, 2014, were 4,171 million yen, a 10.8% decrease from the previous year. The Group recorded 598 million yen of operating loss, 629 million yen of ordinary loss, and 604 million yen of net loss for the year then ended. The results were mainly affected by a decrease in revenue from the eDiscovery businesses, the continued enhancement of the functionality of the Group’s internally developed “Lit i View,” expansion of its data center facilities, and investments in the Group’s infrastructure to acquire large-scale orders.

(Forecasts for the year ending March 31, 2015)

The Group has achieved the objectives pursued under the strategy named “the second founding phase.” Such objectives include: listing on the U.S. stock exchange; development of cutting-edge technologies and strategic products; and enhancement of the Group’s infrastructure including establishment of public relation capabilities. The Group considers the year ending March 31, 2015, as the first year in which the Group would be gearing up for a full-fledged growth and is committed to proceed with the following:

1.    Strengthening and implementing strategies to increase the number of clients with large-scale projects in Japan, the U.S., Korea, and Taiwan.

2.    Implementing a partner alliance strategy and establishing distribution channels using strategic products, including EMAIL AUDITOR, Easy Hold and Lit i View BIG DATA CASE MANAGER.

3.    Establishing technologies for advanced information analysis based on the artificial intelligence and other technologies internally developed by the Group, widely differentiating ourselves from competitors by maintaining the most advanced technical capabilities, and winning more large-scale investigation projects.

4.    Expanding strategic support business related to intellectual property by not only providing consulting services but also implementing an intellectual property valuation support system equipped with the artificial intelligence.

5.    Enhancing sales of the Group’s products to the U.S. investigating authorities.

6.    Developing new technologies in various fields by applying the artificial intelligence technology developed based on Behavior Informatics.

Based on the above, we provide our forecasts for the year ending March 31, 2015, as follows: consolidated net sales to be 6,000 million yen (43.8% increase from the previous year); operating income to be 710 million yen; ordinary income to be 610 million yen; and net income to be 570 million yen.

Note:    The forecasts are based on information currently available to us and contain uncertainties. Actual business results may differ considerably from the forecasts provided due to various unforeseen factors.

(2)     Analysis of financial position

1)  Assets, liabilities and net assets

Total assets increased by 132,709 thousand yen to 4,888,680 thousand yen compared with the end of the previous year.

Current assets increased by 6,787 thousand yen to 2,759,620 thousand yen compared with the end of the previous year. This was mainly due to an increase of 186,467 thousand yen in cash and deposits and a decrease of 297,862 thousand yen in notes and accounts receivable — trade.

Noncurrent assets increased by 139,496 thousand yen to 2,129,059 thousand yen compared with the end of the previous year. This was primarily attributable to an increase of 126,841 thousand yen in software, an increase of 106,046 thousand yen in investment securities and a decrease of 122,409 thousand yen in tools, furniture and fixtures.

Total liabilities decreased by 205,454 thousand yen to 1,355,510 thousand yen compared with the end of the previous year.

Current liabilities decreased by 241,608 thousand yen to 787,969 thousand yen compared with the end of the previous year. This was mainly due to an increase of 89,600 thousand yen in current portion of long-term loans payable, a decrease of 161,358 thousand yen in accounts payable—other, and a decrease of 129,836 thousand yen in income taxes payable.

Noncurrent liabilities increased by 36,153 thousand yen to 567,541 thousand yen compared with the end of the previous year. This was mainly due to an increase of 12,285 thousand yen in asset retirement obligations, and increase of 9,262 thousand yen in deferred tax liabilities (noncurrent).

Total net assets increased by 338,164 thousand yen to 3,533,169 thousand yen compared with the end of the previous year. This was primarily attributable to an increase of 984,730 thousand yen in capital stock and capital surplus associated with the listing on the NASDAQ Global Market in the United States and a decrease of 764,011 thousand yen in retained earnings.

2)  Cash flows

Cash and cash equivalents (hereinafter referred to as “cash”) increased by 183,301 thousand yen to 1,378,443 thousand yen compared with the end of the previous year.

Summary of cash flows and major factors as of the end of year is as follows:

(Cash flows from operating activities)

Net cash provided by operating activities was 24,940 thousand yen, a decrease of 99,542 thousand yen compared with the previous year. Although there was a decrease in the amount of income taxes paid and a decrease in notes and accounts receivable-trade, net loss before income taxes and minority interests resulted in a decrease in net cash provided.

(Cash flows from investing activities)

Net cash used in investing activities was 653,473 thousand yen, a decrease of 485,712 thousand yen compared with the previous year. This was mainly attributed to purchases of property, plant and equipment and intangible assets of 527,739 thousand yen.

(Cash flows from financing activities)

Net cash provided by financing activities was 769,273 thousand yen, an increase of 1,051,845 thousand yen compared with the previous year. This was mainly due to proceeds from issuance of common stock of 984,730 thousand yen, payments of cash dividends of 159,654 thousand yen, and payments of initial public offering (IPO) expenses of 149,453 thousand yen.

<Reference> Trends in cash flow indicators

Year ended:	March 31, 2010	March 31, 2011	March 31, 2012	March 31, 2013	March 31, 2014
Equity ratio (%)	29.3	50.3	53.1	64.7	67.8
Market value-based equity ratio (%)	106.3	277.1	542.6	298.1	242.1
Interest-bearing debt to cash flow ratio (years)	(*4)	0.5	0.3	5.0	29.2
Interest coverage ratio (times)	(*4)	52.9	301.9	11.6	2.8

Equity ratio = Equity/total assets

Market value-based equity ratio = Market capitalization/total assets

Interest-bearing debt to cash flow ratio = Interest-bearing debts (*3)/cash flows

Interest coverage ratio = Cash flows (*2)/interest payments

Notes:	1.	Figures are calculated on a consolidation basis.
	2.	Cash flows represent operating cash flows.
	3.	Interest-bearing debts include all liabilities which incur interests recorded in the consolidated balance sheets.
	4.	The interest-bearing debt to cash flow ratio and interest coverage ratio are not presented for the year ended March 31, 2010, because the cash flows for such year were negative.

(3)     Basic policy for profit distribution and dividends in the current and next years

Profit distribution to shareholders is one of the highest priorities of the Group. Our basic policy for profit distribution is to continue dividend payments based on the results of operations while retaining sufficient earnings to improve financial soundness, conduct aggressive business development and strengthen its operating foundation.

Our priority for the year ended March 31, 2013, or the current year, is to enhance financial soundness and retain earnings for future growth. Thus, no dividends are paid in the current year.

For dividend payments next year, the management forecasts a year-end dividend of 3 yen per share.

(4)     Business risks

The following are some of the major business risks which may negatively affect business operations and other activities of the Group. Items which may not necessarily be risk factors are presented in addition to the business risks because we believe that these items may be important for investors to make decisions in terms of proactive disclosure.

The Group is aware of these risks and plans to take all necessary measures to prevent or mitigate the risks. However, we believe that investors should carefully consider the following risks and items, as well as information in other sections of this report for making an investment decision.

Future-related matters concerning risk factors in this section are based on the judgment by the Group as of the released date of this report.

1)  Risk factors related to business environment of the Group

I.    Business environment for eDiscovery

The discovery (evidence discovery) support service is the primary service offered as part of the eDiscovery service by the Group. After the amendment to the U.S. Federal Rules for Civil Procedure in December 2006, requirements for electronic information discovery are clarified and the market for services in processing electronic information and associated litigations is growing at an annual average rate of 15% and is expected to reach nearly one trillion yen after 2017 (Transparency Market Research). The Group provides services primarily to Asian companies, such as Japanese, Korean and Taiwanese companies, with their operations in the United States.

Even though signs of economic recovery are seen in the major countries including Japan and the United States, the operations and results of operations of the Group may be adversely affected by economic instability since the relation of Russia and the Western countries is turning worse over the Ukraine issue, which is casting uncertainty over the economic outlook.

II.     Laws and regulations

The Group conducts business involving eDiscovery. There are currently no legal restrictions concerning this business. However, we provide a discovery support service based on the litigation system of the United States, and if there are any changes in laws and regulations concerning litigation in the United States, the operations and results of operations of the Group may be affected. Furthermore, if any laws and regulations governing such operations are newly set forth in Japan, the operations and results of operations of the Group may be affected.

III.      Competition

As the pioneer of eDiscovery specialists in Japan, the Group is well ahead of other companies in terms of knowledge and accomplishments. We have an edge over competitors with regard to our advanced technologies, provision of information and exclusive contents. Currently, a very limited number of companies engage in the eDiscovery business in Japan. However, as the market for such service expands along with increasing awareness of eDiscovery in Japan, we expect that Japanese companies as well as foreign companies, including companies located in the United States where the eDiscovery business is most advanced, may enter into the eDiscovery business.

IV.       Advances in technology

The Group is constantly monitoring advances in technology and the market for the eDiscovery business in the United States where the eDiscovery business is most advanced. Nevertheless, information technology-related technological progress is extremely rapid and frequent, driving various new products and services associated with new technologies to arise. Under such circumstance, unless the Group is able to apply our technologies to the rapidly changing business, our ability to operate and results of operations of the Group may be adversely affected.

2)  Risk factors related to the Group’s business features

I.    Management of information

Due to the nature of the eDiscovery business of the Group, we hold important information of client companies for our computer investigations. Therefore, we are required to manage and control clients’ information by highly advanced methods. To fulfill such responsibilities, we manage and control the client information in a data processing center with strict physical access control (to enter or exit) through a vein recognition system and an application form to enter or exit. We also maintain a safe operating environment that the investigative data is stored in fireproof safes and laboratory networks are isolated from external networks. In addition, we have obtained and renewed the certifications concerning our service; “ISO27001” (ISO/IEC27001:2005), an international standard for information security management systems (ISMS), and “JIS Q27001” (JIS Q

27001:2006), the Japanese standard for ISMS.

To prevent leaks of confidential information, including personal information, all employees of the Group need to sign the confidentiality agreement, covering personal information as well. Employees individually sign confidentiality agreements even after their resignation or retirement. The Group also manages and controls important business administrative information, including personal information, by using biometric authentication, IDs and passwords in addition to applying measures to prevent information leaks caused by unauthorized access via Internet.

Nevertheless, these preventive actions, in case any information leaks occur due to unforeseen circumstances, claims for damages and fallen credibility of the Group may affect the operations and results of operations of the Group.

II.     Establishment of management framework to support business growth

The Group has four directors, three corporate auditors, and 160 employees on a consolidated basis as of March 31, 2014. Our internal management system is currently sufficient to manage the Group. We plan to continue improving the efficiency of administrative operations and maintain and increase the productivity of our organization, as well as expanding and upgrading our workforce to sustain the growth in the operations, such as training current employees and recruiting more employees.

However, if the plan to train and enlarge the workforce and strengthen administrative operations may not produce the desired results, or if talented employees leave the Group, the ability of the Group to conduct organizational business activities and the operations and results of operations of the Group may be affected.

III.      Recruitment and retention of personnel resources

Recruitment and retention of talented individuals who have specialized knowledge concerning information technology and business operations are critical for the Group to expand its business. In expanding the eDiscovery industry, personnel with special skills are limited. The Group is recruiting new graduates and experienced professionals in all necessary areas, providing employee training programs and retaining experienced employees.

However, we may not be able to hire skilled staff as planned or we may lose important employees to other companies. The resulting problems involving the ability to conduct business activities may affect business operations and results of operations of the Group.

IV.       Results of operations

The Group, established in August 2003, specializes in the legal technology business, which is relatively a new business field whose market size is showing unstable growth. Therefore, sufficient financial data is not available for comparisons over many years. Accordingly, we believe that the results of operations in previous years alone may not be adequate in some respects to reach a decision about the outlook for our performance.

Overview of operating results for the five most recent years is as follows:

(Thousands of yen)

	7th Term	8th Term	9th Term	10th Term	11th Term
Year ended:	March 31, 2010	March 31, 2011	March 31, 2012	March 31, 2013	March 31, 2014
Net sales	945,453	2,704,831	5,132,849	4,679,630	4,171,617
Ordinary income (loss)	(222,609)	1,012,513	2,286,243	872,411	(629,873)
Net income (loss)	(463,795)	729,988	1,305,073	500,448	(604,357)
Net assets	235,201	1,173,145	2,655,319	3,195,005	3,533,169
Total assets	803,173	2,316,811	4,883,526	4,755,970	4,888,680

Notes:	1.	Amounts are exclusive of national and local consumption taxes.

V.      Foreign exchange rate volatility

The sales of our products and services to U.S. law firms and other U.S. customers have been and will be denominated in U.S. dollars, which are determined based on Japanese yens. We will import most forensic tools from U.S. companies and we will continue to have transactions denominated in U.S. dollars for imports from the United States. Consequently, fluctuations in foreign exchange rates affect earnings from foreign transactions denominated in foreign currencies and the financial statement items translated to Japanese yen. Furthermore, fluctuations in foreign exchange rates may affect earnings and the financial statements of overseas consolidated subsidiaries when they are converted into yen for consolidation.

2.    Corporate Group

The Group consists of UBIC, Inc., and six consolidated subsidiaries. The Group companies are engaged in legal technology-related business activities.

3.    Management Policies

(1)     Basic corporate management policy

Since its foundation, the Group has been developing its preventive legal strategy (refer to *Note 1 below) services, which are mainly composed of fraud investigation support service and litigation support service in order to assist enterprises in their crisis management. The Group is growing in this global society, together with our enterprise customers, to support risk mitigation for the customers operating in the global society and to contribute to the sustained growth of the customers’ corporate value.

Based on the experience and achievements that the Group has accumulated in the preventive legal strategy services, it furthermore advocates Behavior Informatics (refer to *Note 2 below), which is the Group’s unique concept for analyzing big data suitably. Internally developed technologies including artificial intelligence are applied to analyze various information in our society, beyond the fields of litigation support and fraud investigation, thereby expanding information analysis service to create a better future for our society.

*Note 1)         Preventive legal strategies are the concept for prevention and mitigation of legal risks. The Group refers to the preventive countermeasures specifically with cutting-edge technologies against risks of local and global litigations and misconducts as high-technology preventive legal strategies, which aim for sustainable growth of the business and increase in the corporate value by being well prepared to avoid risks that may encumber the growth of enterprises or to reduce losses from such risks significantly.

*Note 2)  We conclude that a new concept of integrating behavioral science and information science is needed to analyze big data adequately based on our understanding that big data is an aggregation of both human thoughts and activities rather than a mere collection of electronic data. The Group refers to this new concept as “Behavior Informatics.”

(2)     Target management index

The Group has targeted to improve corporate value by sustainable business expansion. The Group aims to expand sales volume and improve operating income percentage representing profitability and cash flows from operating activities.

(3)     Medium- to long-term management strategies

The Group, as a leading company of eDiscovery in Asia, has internally developed a software for discovery called “Lit i View” that accommodates multiple Asian languages (Japanese, Chinese and Korean), and has provided a one-stop solution with cutting-edge technologies and know-how for analyzing and processing electronic information and documents for litigations.

The Group has made concerted and united efforts to realize the Group philosophy—“to create a better future for society” in addition to “to protect the pride of enterprises”—through the following: cultivating new business; developing original technologies; building global management systems; listing on the stock markets in Japan and the United States; enhancing publicity work; and establishing structures contributable to the world with our information analysis technologies.

Having nearly established these frameworks to materialize the Group philosophy, we now conceive that the Group is entering a period of full-fledged growth. The Group is dedicated to continue growing on a group-wide basis to achieve the Group philosophy with a focus on the following:

1) Promotion of advanced cutting-edge analysis technologies and product development

(i) The Group will enhance activities at the R&D center which was newly established in March 2013 and facilitate research in the field of Behavior Informatics. The Group will also enhance the ability of Virtual Data Scientists to expand our big data analysis service.

(ii) Underpinned by the bolstered cooperation between the Advanced Information Analysis Division newly set up in May 2014 and the R&D center, the Group will develop the most advanced analysis technology in the world, and will enhance development and commercialization of technologies not only for our current litigation support and fraud investigation services but also for the purpose of predicting and preventing wide range of crisis, including terrorist acts and industrial espionage.

2) Expansion of solutions to offer

The Group successfully developed and commercialized packaging products including

EMAIL AUDITOR, Easy Hold, Lit i View SPRINT, BIG DATA CASE MANAGER, XAMINER, and Lit i View ANALYZER. The Group, which has been mainly involved in providing services, will shift its business in the coming years to marketing of internally developed software packaging products.

3) Cultivation of business partners

The Group has explored business opportunities and distribution channels independently in the past. However, it will embark on cultivating business partnership to expand its business, as the range of products and solutions are expanding. We will be flexible in seeking the most suitable method of alliance, such as business alliances or capital tie-ups.

(i) Distribution partners for packaging products including EMAIL AUDITOR and BIG DATA CASE MANAGER

(ii) Distribution partners in the U.S. markets

(iii) New business development partners and/or distribution partners in the fields of healthcare, development support, intellectual property valuation, financial engineering, etc., exploiting Behavior Informatics and artificial intelligence.

4) Artificial intelligence application service

To utilize intellectual property efficiently, an intellectual property valuation system applying artificial intelligence will be developed and put into practical use, and consulting activities and efficiency valuation services related to the intellectual property will be provided mainly through UBIC Patent Partners, Inc., our group company. We aim to facilitate and expand the customers’ corporate strategies and intellectual property-related activities.

5) Continuous enhancement of publicity work

A new division was organized in the current year to perform publicity work on a global basis. Such move has contributed to an increasing media exposure and raising awareness of the Group, not only in Japan but also in the United States, Korea, and Taiwan. The Group will continue to strengthen these public affairs to promote recognition of our technological competence, to enable the public to broadly understand the Group philosophy, and to have the society widely understand the adverse conditions surrounding Asian enterprises including those in Japan as well as the meaning of the Group’s activities.

6) Reinforcement of global management systems

The Group will robustly control regional business activities by headquarters’ functions, while providing more authority to country managers to strengthen uniqueness of each region. The centralized administrative framework along with development and implementation of unique business strategies in each country will build global management systems suited for improving and expanding the Group’s business operations.

(4)     Tasks to be undertaken by the management

Over the last 10 years, the Group has made steady progress in preparing for its growth and expansion. The Group is now poised to achieve its sustained growth. The Group advocates a new concept called “Behavior Informatics” based on its experience, from which cutting-edge technologies are generated, including artificial intelligence techniques. The Group takes a further step towards new fields leveraging the technologies, such as the big data analysis business, in addition to the Group’s existing services such as litigation support and fraud investigation support. At the same time, the Group will continue to review and enhance its operational and management structure as it grows.

1)  Developing the Group’s operational structure for further growth and expansion

In pursuing and accelerating its growth in the future, the Group will enhance its distribution capability by developing business partner alliances in addition to the Group’s own distribution structure.

•             Facilitating further alliance relationship with companies that have distribution channels to the U.S. law firms, enterprises located in the United States, and the U.S. government agencies in order to accelerate market development in the United States.

•             Cultivating alliance with business partners for new business development and distribution. As the Group steps into new business fields other than the legal technology field by leveraging the Group’s unique technologies, a new distribution channel for various information analysis businesses such as big data analysis business as well as further development of new business fields may become a big challenge for the Group.

•             Contracting with sales agents to expand the marketing of solution packaging products, including EMAIL AUDITOR and BIG DATA CASE MANAGER.

2)  Enhancing management structure

One year has passed since the Group achieved its listing on the U.S. NASDAQ. The Group strives to establish its management structure that directly contributes to the Group’s performance growth not only by enhancing the internal control structure but also by improving management efficiency and optimizing the Group’s resource.

3)  Enhancing technology and product development

As described earlier, “Behavior Informatics,” the unique technology developed by the Group, is a cutting-edge technology that can be flexibly applied not only to litigation support services and fraud investigation services but also to other business fields. The Group strives to strengthen its structure to accelerate the business development utilizing such technology and pursues research and development activities for further enhancement of the technology.

(5)     Other important management items

Not applicable.

4.          Consolidated Financial Statements

(1)     Consolidated balance sheets

(Thousands of yen)

		Previous year (as of March 31, 2013)		Current year (as of March 31, 2014)
Assets
Current assets
Cash and deposits		1,300,006		1,486,474
Notes and accounts receivable-trade		1,170,614		872,751
Merchandise		235		291
Supplies		1,969		6,777
Deferred tax assets		53,632		148,945
Other		239,950		244,380
Total current assets		2,766,407		2,759,620
Noncurrent assets
Property, plant and equipment Buildings		111,620		158,960
Accumulated depreciation		(35,164)	*2	(47,288)
Buildings, net		76,456		111,672
Tools, furniture and fixtures		971,414		1,012,479
Accumulated depreciation	*2	(298,630)	*2	(462,105)
Tools, furniture and fixtures, net		672,783		550,374
Leased assets		—		14,323
Accumulated depreciation		—		(5,044)
Leased assets, net		—		9,279
Total property, plant and equipment		749,239		671,326
Intangible assets
Software		741,833		868,675
Other		96,170		73,516
Total intangible assets		838,004		942,191
Investments and other assets
Investment securities	*1	266,864		372,910
Guarantee deposits		99,081		126,047
Other		36,372		16,584
Total investments and other assets		402,318		515,541
Total noncurrent assets		1,989,562		2,129,059
Total assets		4,755,970		4,888,680

(Thousands of yen)

		Previous year (as of March 31, 2013)		Current year (as of March 31, 2014)
Liabilities
Current liabilities
Accounts payable-trade		81,960		61,720
Current portion of long-term loans payable	*3	184,999	*3	274,599
Accounts payable-other		424,218		262,859
Income taxes payable		138,806		8,970
Provision for bonuses		78,695		91,704
Other		120,897		88,114
Total current liabilities		1,029,577		787,969
Noncurrent liabilities
Long-term loans payable	*3	437,500	*3	438,000
Deferred tax liabilities		56,449		65,712
Provision for retirement benefits		10,909		—
Asset retirement obligations		17,356		29,641
Liabilities for retirement benefits		—		19,286
Other		9,172		14,901
Total noncurrent liabilities		531,387		567,541
Total liabilities		1,560,964		1,355,510
Net assets
Shareholders’ equity
Capital stock		602,993		1,095,358
Capital surplus		390,453		882,818
Retained earnings		1,924,512		1,160,500
Treasury stock		(26)		(26)
Total shareholders’ equity		2,917,932		3,138,651
Accumulated other comprehensive income
Valuation difference on available-for-sale securities		141,209		143,529
Foreign currency translation adjustment		17,303		33,007
Total accumulated other comprehensive income		158,512		176,536
Subscription rights to shares		102,051		196,675
Minority interests		16,508		21,306
Total net assets		3,195,005		3,533,169
Total liabilities and net assets		4,755,970		4,888,680

(2)     Consolidated statements of income and consolidated statements of comprehensive income

Consolidated statements of income

(Thousands of yen)

		Previous year (from April 1, 2012 to March 31, 2013)		Current year (from April 1, 2013 to March 31, 2014)
Net sales		4,679,630		4,171,617
Cost of sales		1,824,136		2,309,982
Gross profit		2,855,494		1,861,634
Selling, general and administrative expenses	*1,*2	1,935,030	*1,*2	2,460,252
Operating income (loss)		920,463		(598,618)
Non-operating income
Interest income		807		681
Dividend income		4,500		6,750
Foreign exchange gains		163,918		120,727
Other		1,717		5,026
Total non-operating income		170,943		133,186
Non-operating expenses
Interest expenses		10,711		8,898
IPO expenses		192,107		120,872
Other		16,176		34,670
Total non-operating expenses		218,995		164,441
Ordinary income (loss)		872,411		(629,873)
Extraordinary losses
Impairment loss		—	*3	34,884
Total extraordinary losses		—		34,884
Income (loss) before income taxes and minority interests		872,411		(664,757)
Income taxes-current		296,856		23,299
Income taxes-deferred		70,615		(88,497)
Total income taxes		367,471		(65,197)
Income (loss) before minority interests		504,939		(599,560)
Minority interests in income		4,490		4,797
Net income (loss)		500,448		(604,357)

Consolidated statements of comprehensive income

(Thousands of yen)

	Previous year (from April 1, 2012 to March 31, 2013)	Current year (from April 1, 2013 to March 31, 2014)
Income (loss) before minority interests	504,939	(599,560)
Other comprehensive income
Valuation difference on available-for-sale securities	(4,344)	2,320
Foreign currency translation adjustment	25,560	15,730
Total other comprehensive income	21,216	18,023
Comprehensive income (loss)	526,155	(581,536)
Comprehensive income attributable to
Comprehensive income (loss) attributable to owners of the parent	521,665	(586,334)
Comprehensive income attributable to minority interests	4,490	4,797

(3) Consolidated statements of changes in net assets

Previous year (from April 1, 2012, to March 31, 2013)

(Thousands of yen)

	Shareholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balance at the beginning of the current period	549,643	337,103	1,569,661	(26)	2,456,382
Changes of items during the period
Issuance of new shares	53,350	53,350			106,700
Dividends from surplus			(145,598)		(145,598)
Net income (loss)			500,448		500,448
Net changes of items other than shareholders’ equity
Total changes of items during the period	53,350	53,350	354,850	—	461,550
Balance at the end of the current period	602,993	390,453	1,924,512	(26)	2,917,932

	Accumulated other comprehensive income
	Valuation difference on available-for- sale securities	Foreign currency translation adjustment	Total accumulated other comprehensive income	Subscription rights to shares	Minority interests	Total net assets
Balance at the beginning of the current period	145,553	(8,257)	137,296	49,622	12,018	2,655,319
Changes of items during the period
Issuance of new shares						106,700
Dividends from surplus						(145,598)
Net income (loss)						500,448
Net changes of items other than shareholders’ equity	(4,344)	25,560	21,216	52,428	4,490	78,135
Total changes of items during the period	(4,344)	25,560	21,216	52,428	4,490	539,686
Balance at the end of the current period	141,209	17,303	158,512	102,051	16,508	3,195,005

Current year (from April 1, 2013 to March 31, 2014)

(Thousands of yen)

	Shareholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balance at the beginning of the current period	602,993	390,453	1,924,512	(26)	2,917,932
Changes of items during the period
Issuance of new shares	492,365	492,365			984,730
Dividends from surplus			(159,654)		(159,654)
Net income (loss)			(604,357)		(604,357)
Net changes of items other than shareholders’ equity
Total changes of items during the period	492,365	492,365	(764,011)		220,718
Balance at the end of the current period	1,095,358	882,818	1,160,500	(26)	3,138,651

	Accumulated other comprehensive income
	Valuation difference on available-for- sale securities	Foreign currency translation adjustment	Total accumulated other comprehensive income	Subscription rights to shares	Minority interests	Total net assets
Balance at the beginning of the current period	141,209	17,303	158,512	102,051	16,508	3,195,005
Changes of items during the period
Issuance of new shares						984,730
Dividends from surplus						(159,654)
Net income (loss)						(604,357)
Net changes of items other than shareholders’ equity	2,320	15,703	18,023	94,624	4,797	117,445
Total changes of items during the period	2,320	15,703	18,023	94,624	4,797	338,164
Balance at the end of the current period	143,529	33,007	176,536	196,675	21,306	3,533,169

(4)     Consolidated statements of cash flows

(Thousands of yen)

		Previous year (from April 1, 2012 to March 31, 2013)		Current year (from April 1, 2013 to March 31, 2014)
Cash flows from operating activities:
Income (loss) before income taxes and minority interests		872,411		(664,757)
Depreciation and amortization		291,072		436,098
Impairment loss		—		34,884
IPO expenses		192,107		120,872
Increase in provision for retirement benefits		1,108		—
Increase in liabilities for retirement benefits		—		8,347
Increase in provision for bonuses		2,483		9,843
Decrease in allowance for doubtful accounts		(12,846)		—
Interest and dividend income		(5,307)		(7,431)
Interest expenses		10,711		8,898
Foreign exchange losses		(170,949)		(115,249)
Decrease (increase) in notes and accounts receivable-trade		(66,779)		355,861
Decrease (increase) in inventories		2,554		(4,749)
Increase (decrease) in accounts payable-trade		21,198		(20,851)
Increase (decrease) in accounts payable-other		110,198		(93,967)
Other, net		(115,563)		133,312
Subtotal		1,132,399		201,112
Interest and dividend income received		5,307		7,431
Interest expenses paid		(10,711)		(8,898)
Income taxes paid		(1,002,513)		(174,704)
Net cash provided by (used in) operating activities		124,482		(24,940)
Cash flows from investing activities:
Payments into time deposits		(100,819)		(100,000)
Proceeds from withdrawal of time deposits		—		100,000
Purchase of property, plant and equipment		(514,276)		(175,176)
Purchase of intangible assets		(517,607)		(352,563)
Purchase of investment securities		—		(102,441)
Payments for guarantee deposits		(13,456)		(32,050)
Other, net		6,973		8,757
Net cash used in investing activities		(1,139,185)		(653,473)
Cash flows from financing activities:
Net decrease in short-term loans payable		(62,500)	*3	—
Proceeds from long-term loans payable		350,000		300,000
Repayment of long-term loans payable		(187,499)		(209,899)
Proceeds from issuance of common shares	*2	—		984,730
Cash dividends paid		(145,598)		(159,654)
Payments of IPO expenses		(218,685)		(149,453)
Other, net		(18,288)		3,551
Net cash (used in) provided by financing activities		(282,572)		769,273
Effect of exchange rate change on cash and cash equivalents		82,113		42,560
Net (decrease) increase in cash and cash equivalents		(1,215,162)		183,301
Cash and cash equivalents at the beginning of the period		2,410,304		1,195,142
Cash and cash equivalents at the end of the period	*1	1,195,142	*1	1,378,443

(5)     Going-concern assumptions

Not applicable.

(6)     Significant matters for the preparation of consolidated financial statements

1)  Scope of consolidation

I.          Number of consolidated subsidiaries: 6

II.     Non-consolidated subsidiaries: None.

2)  Application of equity method of accounting

I.          Number of affiliates accounted for under the equity method: None.

II.     Number of subsidiaries not consolidated and affiliates not accounted for under the equity method: None.

3)  Account closing date of consolidated subsidiaries

The book-closing date of consolidated subsidiaries is the same as the consolidated book-closing date.

4)  Matters concerning Accounting Standards

I.         Valuation standard and methods for significant assets

i.             Securities

Available-for-sale securities

Securities for which quoted market prices are available:

Stated at fair value at the end of the year. (Unrealized gains or losses are included in net assets. Cost of securities sold is determined by the moving average method.)

Securities for which quoted market prices are not available:

Stated at cost determined by the moving average method.

ii.          Derivatives

Stated at fair value.

iii.       Inventories

Inventories held for sale in the ordinary course of business:

Merchandise:

Stated at cost determined by the specific identification method. (In case the net selling value at the end of the period declines below the acquisition cost, the carrying value is written down to the net selling value to reflect the decreased profitability.)

Supplies:

Stated at cost determined by the first-in, first-out method. (In case the net selling value at the end of the period declines below the acquisition cost, the carrying value is written down to the net selling value to reflect the decreased profitability.)

II.           Depreciation and amortization of significant depreciable or amortizable assets

i.             Property, plant and equipment (excluding leased assets)

Property, plant and equipment are depreciated by the straight-line method.

Useful lives of principal property, plant and equipment are as follows:

Buildings:	5-15 years

Tools, furniture and fixtures:	4-20 years

ii.          Intangible assets (excluding leased assets)

Intangible assets are amortized by the straight-line method. Software for internal use is amortized over an expected useful life of five years by the straight-line method.

iii.       Leased assets

Leased assets are depreciated or amortized over the lease term by the straight-line method with no residual value.

III.      Accounting for significant deferred assets

i.             Stock issuance cost

Stock issuance cost is expensed when incurred.

IV.       Recognition of significant allowances

i.             Allowance for doubtful accounts

To provide for a loss on doubtful accounts, general allowances are provided using the rate determined by past experience with bad debts. Specific allowances are provided for the estimated amount considered to be uncollectible after reviewing the individual collectability of certain doubtful accounts.

ii.          Provision for bonuses

To provide for employees’ bonuses, the Group provides accrued bonuses based on the projected amount for the consolidated year.

V.            Provision for retirement benefits

To prepare for payments of employees’ retirement benefits, the Group provides accrued retirement benefits in the amount which would be payable assuming that all employees retired at the end of the current year as a compendium method.

(Changes in presentation)

“Provision for retirement benefits” is presented as “liabilities for retirement benefits” from the year ended March 31, 2014 in accordance with the “Accounting Standard for Retirement Benefits” (ASBJ Statement No. 26 of May 17, 2012) (the “Accounting Standard”) and the “Guidance on Accounting Standard for Retirement Benefits” (ASBJ Guidance No.25 of May 17, 2012) (the “Guidance”).

For the application of the Accounting Standard and the Guidance, the Group adopted the transitional provisions specified in paragraph 37 of the Accounting Standard and did not reclassify the relevant items for a presentation purpose.

VI.       Significant methods of hedge accounting

i.             Method of hedge accounting

Simplified hedge accounting is applied to interest rate swap transactions, which are qualified for the accounting specified in the applicable accounting standards.

ii.          Hedging instruments and hedged items

Hedging instruments: Interest rate swap contracts

Hedged items: Interests on borrowings

iii.       Hedging policy

Interest rate swap contracts are used for the purpose of reducing exposure to risks associated with fluctuations of interest rates on borrowings and are used only to the extent necessary for the Group’s ordinary business. Hedged items are identified on a contract-by-contract basis.

iv.      Method of evaluating the effectiveness of hedging

The effectiveness of hedging as of the end of year is not assessed since the interest rate swap transactions are qualified for the simplified hedge accounting.

VII.  Scope of funds in the consolidated statements of cash flows

Cash and cash equivalents consist of cash on hand, demand deposits and short-term investments with a maturity of three months or less at the date of acquisition which can easily be converted into cash and which have only minor risk of changes in value.

VIII.         Other significant accounting policies for preparation of the consolidated financial statements

i.                  Accounting for consumption taxes

All accounting transactions are booked exclusive of any national or local consumption taxes.

Notes to the consolidated balance sheets

*1 Assets pledged as collateral and secured liabilities

Assets pledged as collateral and secured liabilities are as follows:

Assets pledged as collateral	(Thousands of yen)

	Previous year (March 31, 2013)	Current year (March 31, 2014)
Investment securities	266,850	—

Secured liabilities	(Thousands of yen)

	Previous year (March 31, 2013)	Current year (March 31, 2014)
Long-term loans payable	272,500	—
(Long-term loans payable)	187,500	—
(Current portion of long-term loans payable)	84,999	—

*2 Accumulated impairment losses included in the amount of accumulated depreciation are as follows:

(Thousands of yen)

	Previous year (March 31, 2013)	Current year (March 31, 2014)
Accumulated impairment losses	2,309	37,417

*3 The Group has overdraft and syndicate loan agreements with financing banks to raise funds efficiently for operations, capital investments and development. Credit availability as of the end of the year under the agreements is as follows:

(Thousands of yen)

	Previous year (March 31, 2013)	Current year (March 31, 2014)
Aggregate amount of overdraft limit and syndicated loans	1,750,000	1,750,000
Credit used	700,000	700,000
Credit availability	1,050,000	1,050,000

Notes to the consolidated statements of income

*1 Major items and amounts of selling, general and administrative expenses are as follows:

(Thousands of yen)

	Previous year (from April 1, 2012 to March 31, 2013)	Current year (from April 1, 2013 to March 31, 2014)
Directors’ compensations	113,110	126,875
Salaries and allowances	526,656	725,545
Provision of allowance for doubtful accounts	(17,668)	—
Provision for bonuses	56,560	69,031
Depreciation	28,186	37,062
Commission fee	557,350	423,109
Outsourcing fee	84,177	121,513

*2 Research and development expenses included in general and administrative expenses are as follows:

(Thousands of yen)

	Previous year (from April 1, 2012 to March 31, 2013)	Current year (from April 1, 2013 to March 31, 2014)
Research and development expenses	24,085	122,940

*3 Impairment losses recognized for asset groups for the year ended March 31, 2014, as follows:

Intended purpose	Type	Location
Operating assets	Buildings	Taiwan
Operating assets	Tools, furniture and fixtures	Taiwan

The Group categorizes operating assets per each business segment, based on the scope of management coverage. These impairment losses of 34,884 thousand yen were recognized due to delay in the start-up of operations related to the above assets. The impairment losses comprised of 2,444 thousand yen on buildings and 32,439 thousand yen on tools, furniture and fixtures. These assets were valued at a memorandum value because there are no other uses or opportunities to sell.

Notes to the consolidated statements of comprehensive income

*1 Reclassification adjustment and tax effect related to other comprehensive income are as follows:

(Thousands of yen)

	Previous year (from April 1, 2012, to March 31, 2013)	Current year (from April 1, 2013, to March 31, 2014)
Valuation difference on available-for-sale securities
Incurred during the year	(6,750)	3,605
Reclassification adjustment	—	—
Before tax effect	(6,750)	3,605
Tax effect	2,406	(1,284)
Valuation difference on available-for-sale securities	(4,344)	2,320
Foreign currency translation adjustment
Incurred during the year	25,560	15,703
Total other comprehensive income	21,216	18,023

Notes to the consolidated statements of changes in net assets

Previous year (from April 1, 2012 to March 31, 2013)

1)  Class and number of issued shares of common stock and treasury stock

(Shares)

	Number of shares as of the beginning of the year	Increase during the year	Decrease during the year	Number of shares as of the end of the year
Shares issued and outstanding (including treasury stock)
Common stock (Note 1, 2)	1,456,011	1,737,125	—	3,193,136
Total	1,456,011	1,737,125	—	3,193,136
Treasury stock
Common stock (Note 3)	28	28	—	56
Total	28	28	—	56

Note:	1.	The number of issued shares increased by 1,456,011 due to the stock split.

	2.	The number of issued shares increased by 281,114 due to exercise of subscription rights to shares of convertible bond-type bonds with subscription rights to shares.

	3.	The number of shares of treasury stock increased by 28 due to stock split.

2) Items related to subscription rights to shares and treasury subscription rights to shares

							Amount of shares
							as of the end of
			Number of shares				the year
Company Name	Breakdown	Class of shares	As of the beginning of the year	Increase	Decrease	As of the end of the year	(thousands of yen)
UBIC, Inc.	Subscription rights to shares for the fourth stock option	—	—	—	—	—	3,855
	Subscription rights to shares for the fifth stock option	—	—	—	—	—	77,232
	Subscription rights to shares for the sixth stock option	—	—	—	—	—	20,964
Total		—	—	—	—	—	102,051

3) Dividends

I. Dividend payments

Resolution	Class of shares	Total dividends (thousands of yen)	Dividend per share (yen)	Record date	Effective date
Ordinary general meeting of shareholders held on June 22, 2012	Common stock	145,598	100.00	March 31, 2012	June 25, 2012

II. Dividends with the record date in this year but the effective date in the following year

Resolution	Class of shares	Source of dividends	Total dividends (thousands of yen)	Dividend per share (yen)	Record date	Effective date
Ordinary general meeting of shareholders held on June 25, 2013	Common stock	Retained earnings	159,654	50.00	March 31, 2013	June 26, 2013

Current year (from April 1, 2013, to March 31, 2014)

1)  Class and number of issued shares of common stock and treasury stock

(Shares)

	Number of shares as of the beginning of the year	Increase during the year	Decrease during the year	Number of shares as of the end of the year
Shares issued and outstanding (including treasury stock)
Common stock (Note 1, 2)	3,193,136	248,000		3,441,136
Total	3,193,136	248,000		3,442,136
Treasury stock
Common stock (Note 2)	56	7		63
Total	56	7		63

Note:	1.

The number of issued shares by 248,000 shares because of payments for the American Depositary Receipts except for the portion attributable to over-allotment in offering American Depositary Receipts representing the Company’s common stocks.

	2.	The Company effected ten-for-one splits of its shares of common stock as of April 1, 2014.

2) Items related to subscription rights to shares

							Amount of shares
							as of the end of
			Number of shares				the year
Company Name	Breakdown	Class of shares	As of the beginning of the year	Increase	Decrease	As of the end of the year	(thousands of yen)
UBIC, Inc.	Subscription rights to shares for the fourth stock option	—	—	—	—	—	4,081
	Subscription rights to shares for the fifth stock option	—	—	—	—	—	115,848
	Subscription rights to shares for the sixth stock option	—	—	—	—	—	33,762
	Subscription rights to shares for the seventh stock option	—	—	—	—	—	19,241
	The eighth subscription rights to shares	Common stock	—	8,800	—	8,800	23,742
Total		—	—	—	—	—	196,675

3) Dividends

I. Dividend payments

Resolution	Class of shares	Total dividends (thousands of yen)	Dividend per share (yen)	Record date	Effective date
Ordinary general meeting of shareholders held on June 25, 2013	Common stock	159,654	50.00	March 31, 2013	June 26, 2013

II.    Dividends with a record date in this year but an effective date in the following year

Not applicable.

Notes to the consolidated statements of cash flows

*1 Reconciliation of the ending balance of cash and cash equivalents in the consolidated statements of cash flows to those balances in the consolidated balance sheets is as follows:

(Thousands of yen)

	Previous year (from April 1, 2012 to March 31, 2013)	Current year (from April 1, 2013 to March 31, 2014)
Cash and deposits	1,300,006	1,486,474
Time deposit over three months’ period	(100,819)	(101,063)
Separate deposits	(3,931)	(6,966)
Others	(113)	—
Cash and cash equivalents	1,195,142	1,378,443

2)  Significant non-cash transactions

Exercise of subscription rights of convertible bond-type bonds with subscription rights to shares

(Thousands of yen)

	Previous year (from April 1, 2012 to March 31, 2013)	Current year (from April 1, 2013 to March 31, 2014)
Increase in capital stock due to exercise of subscription rights to shares	53,350	—
Increase in capital surplus due to exercise of subscription rights to shares	53,350	—
Decrease in convertible bonds with subscription rights to shares due to exercise of subscription rights to shares	106,700	—

3)  The Company concluded escrow agreements with two lead managing underwriters in relation to listing on the NASDAQ in the year ended March 31, 2014. To fulfill the deposit obligation under the escrow agreements, the Company took out loans from the Bank of Tokyo-Mitsubishi UFJ, Ltd. The loans are presented net of all repayments within 35 days.

Segment information

1)  Overview of reportable segment

A reportable segment is a component of the Company for which discrete financial information is available, and whose operating results are regularly reviewed by the Company’s board of directors (the “Board of Directors”) to determine the allocation of resources and to assess its performance.

The Group provides eDiscovery-related services in Japan and other countries. The Company mainly handles services in Japan, while the subsidiary in the United States deals with overseas engagements. The subsidiary is an independently managed entity that develops comprehensive strategies for eDiscovery-related services to expand business activities.

Consequently, the Company has three reportable geographic segments; Japan, USA, and others.

2)  Method of recognizing net sales, profits or losses, assets, liabilities, and other items for each reportable segment

Operations of reportable segments are generally accounted for in the same manner as those stated in the “Significant accounting policies for preparation of the consolidated financial statements” section in the notes to the consolidated financial statements in this report. Income of each reportable segment represents operating income. Intersegment sales or transfers are determined based on costs of rendering services, etc.

3)  Information related to net sales, profits or losses, assets, liabilities, and other items for each reportable segment

Previous year (from April 1, 2012 to March 31, 2013)

(Thousands of yen)

						Amounts
						reported in the
						consolidated
	Reportable segment					financial
	Japan	USA	Others	Total	Adjustments *1	statements *2
Net sales	3,214,826	1,271,635	193,168	4,679,630		4,679,630
(1) External sales
(2) Intersegment sales and transfers	534,641	76,293	8,881	619,816	(619,816)	—
Total	3,749,467	1,347,928	202,050	5,299,446	(619,816)	4,679,630
Segment profits (losses)	903,632	100,604	(83,773)	920,463	—	920,463

Notes:	1.	The adjustment to sales represents elimination of intersegment transactions.
	2.	Total segment profits are in agreement to operating income reported in the consolidated statements of income.

Current year (from April 1, 2013 to March 31, 2014)

(Thousands of yen)

						Amounts
						reported in the
						consolidated
	Reportable segment					financial
	Japan	USA	Others	Total	Adjustments *1	statements *2
Net sales
(1) External sales	2,217,334	1,746,587	207,695	4,171,617	—	4,171,617
(2) Intersegment sales and transfers	624,629	59,169	111,728	795,526	(795,526)	—
Total	2,841,963	1,805,756	319,423	4,967,144	(795,526)	4,171,617
Segment profits (losses)	(378,553)	(100,923)	(119,140)	(598,618)	—	(598,618)

Notes:	1.	The adjustment to sales represents elimination of intersegment transactions.
	2.	Total segment profits (losses) equal to operating income reported in the consolidated statements of income.

4)  Changes in reportable segments

Not applicable.

<Related information>

Previous year (from April 1, 2012 to March 31, 2013)

1)  Information by product or service

(Thousands of yen)

		Previous year (from April 1, 2012 to March 31, 2013)
Business segment		Japan	USA	Others	Total
eDiscovery	eDiscovery services	2,106,375	581,098	158,061	2,845,535
	eDiscovery solution	828,257	690,536	35,107	1,553,900
LCPS	Compliance support	16,842	—	—	16,842
	Forensic services	188,685	—	—	188,685
	Forensic tool distribution and support	26,584	—	—	26,584
	Forensic training services	40,700	—	—	40,700
Others		7,381	—	—	7,381
Total		3,214,826	1,271,635	193,168	4,679,630

2)  Information by region

I.      Net sales

The information of net sales by region is omitted because similar information is presented in segment information.

II.       Property, plant and equipment

(Thousands of yen)

Japan	USA	Korea	Others	Total
407,421	181,999	121,037	38,782	749,239

3)  Information about major customers

(Thousands of yen)

Name	Net sales	Segment relevant to the customer
Samsung Electronics Co., Ltd.	1,192,577	USA and others
TMI Associates	611,010	Japan

Current year (from April 1, 2013 to March 31, 2014)

1)  Information by product or service

(Thousands of yen)

		Current year (from April 1, 2013 to March 31, 2014)
Business segment		Japan	USA	Others	Total
eDiscovery	eDiscovery services	1,012,051	483,413	129,968	1,625,433
	eDiscovery solution	810,013	1,261,592	72,834	2,144,440
LCPS	Compliance support	8,705	—	—	8,705
	Forensic services	234,368	1,581	4,893	240,843
	Forensic tool distribution and support	62,576	—	—	62,576
	Forensic training services	28,934	—	—	28,934
Others		60,683	—	—	60,683
Total		2,217,334	1,746,587	207,695	4,171,617

2)  Information by region

I.      Net sales

The information is omitted because the same information is presented in segment information.

II.       Property, plant and equipment

(Thousands of yen)

Japan	USA	Korea	Others	Total
394,127	154,589	117,552	5,056	671,326

3)            Information about major customers

(Thousands of yen)

Name	Net sales	Segment relevant to the customer
Samsung Electronics Co., Ltd.	1,639,791	USA and others
TMI Associates	602,645	Japan

<Information related to impairment losses on fixed assets by each reportable segment>

Previous year (from April 1, 2012 to March 31, 2013)

Not applicable.

Current year (from April 1, 2013 to March 31, 2014)

Impairment loss was recognized as extraordinary losses for a certain group of assets in “Others” segment due to delay in the start-up of operations. Impairment losses recognized during the current year were 34,884 thousand yen.

<Information related to amortization of goodwill and the carrying amount by each reportable segment>

Previous year (from April 1, 2012 to March 31, 2013)

Not applicable.

Current year (from April 1, 2013 to March 31, 2014)

Not applicable.

<Information related to gains on negative goodwill by each reportable segment>

Previous year (from April 1, 2012 to March 31, 2013)

Not applicable.

Current year (from April 1, 2013 to March 31, 2014)

Not applicable.

Per share information

(Yen)

	Previous year (from April 1, 2012 to March 31, 2013)	Current year (from April 1, 2013 to March 31, 2014)
Net assets per share	96.35	96.34
Earnings (loss) per share	15.84	(17.74)
Diluted earnings per share	15.39	—

Notes:       1. Diluted earnings per share are not presented because the Group’s operation resulted in net loss for the year ended March 31, 2014.

2. Basis for calculation of earnings per share and diluted earnings per share is as follows:

3. The Company effected ten-for-one splits of its shares of common stock as of April 1, 2014. For the purpose of calculating basic and diluted net income per share and net asset per share, the stock split is assumed to have occurred at the beginning of the previous year. The number of common stock before the split was 3,441,136.

Item	Previous year (from April 1, 2012to March 31, 2013)	Current year (from April 1, 2013 to March 31, 2014)
Earnings (loss) per share (yen)
Net income (loss) (thousands of yen)	500,448	(604,357)
Amount not attributed to common stockholders (thousands of yen)	—	—
Net income (loss) attributable to common stock (thousands of yen)	500,448	(604,357)
Average number of common stock outstanding during the year (shares)	31,584,220	34,058,033

Diluted earnings per share		—
Adjustment to net income (thousands of yen):	—	—
Interest expenses after tax deduction (thousands of yen)	(—)	(—)
Increase in the number of common stock (shares):	943,560	—
Convertible bond-type bonds with subscription rights to shares (shares)	(346,570)	(—)
Subscription rights to shares (shares)	(596,990)	(—)
Summary of dilutive shares not included in calculation of “Diluted earnings per share” due to no dilutive effect	The sixth subscription rights to shares resolved at the Board of Directors’ meeting held on June 1, 2012 (number of subscription rights: 1,550)	—

Significant subsequent events

No applicable information.

***

This report is solely translation of “Kessan Tanshin,” including attachments, stated in Japanese prepared in accordance with the generally accepted accounting principles in Japan. The English translation is for reference purposes only and the original Japanese version will prevail as the official authoritative version.